Filed by Intersil Corporation pursuant to Rule 425 under the

Securities Act of 1933 and deemed filed pursuant to Rule

14a-12 of the Securities Exchange Act of 1934.

Subject Company: Xicor, Inc.

Commission File Number: 333-113027

FORWARD-LOOKING STATEMENTS

This communication contains forward-looking statements as defined in Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Such forward-looking statements are based on Intersil Corporation’s (“Intersil”) and Xicor, Inc.’s (“Xicor”) current expectations, estimates, beliefs, assumptions, and projections about Intersil’s and Xicor’s business and industry. Words such as “anticipates,” “expects,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “may,” “will,” and variations of these words or similar expressions, are intended to identify forward-looking statements. In addition, any statements that refer to expectations, projections, or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to certain risks, uncertainties, and assumptions that are difficult to predict. Therefore, our actual results could vary materially and adversely from those expressed in any forward-looking statements as a result of various risk factors.

Important risk factors that may cause such material differences for Intersil and Xicor in connection with Intersil’s acquisition of Xicor include, but are not limited to: the risks inherent in acquisitions (including integration issues: costs and unanticipated expenditures; changing relationships with customers, suppliers, and strategic partners; potential contractual, employment and intellectual property issues; risks of not securing regulatory approvals; accounting treatment and charges; and the risks that the acquisition cannot be completed successfully, or that the anticipated benefits of the acquisition are not realized); the timing, rescheduling or cancellation of significant customer orders; the loss of a key customer; the qualification, availability and pricing of competing products and technologies and the resulting effects on sales and pricing of our products; silicon wafer pricing and the availability and quality of foundry and assembly capacity and raw materials; the effectiveness of Intersil’s and Xicor’s expense and product cost control and reduction efforts; intellectual property disputes, customer indemnification claims, and other litigation risks; Intersil’s and Xicor’s ability to develop, market and transition to volume production new products and technologies in a timely manner; failure of the stockholders of Xicor to approve the merger; and other economic, business, competitive and/or regulatory factors affecting the businesses of Intersil and Xicor generally. Intersil’s recent Annual Reports on Form 10-K, and other Intersil and Xicor filings with the U.S. Securities and Exchange Commission (“SEC”) (which you may obtain for free at the SEC’s Web site at <www.sec.gov>) discuss some of the important risk factors that may affect our business, results of operations, and financial condition. These forward-looking statements are made only as of the date of this communication and Intersil and Xicor undertake no obligation to update or revise these forward-looking statements.

ADDITIONAL INFORMATION

In connection with the proposed merger, Xicor will file a proxy statement/prospectus with the SEC. INVESTORS AND SECURITY HOLDERS OF XICOR ARE ADVISED TO READ XICOR’S PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE BECAUSE IT CONTAINS IMPORTANT INFORMATION. Investors and security holders of Xicor may obtain a free copy of Xicor’s proxy statement/prospectus and other documents filed by Intersil or Xicor at the SEC’s Web site at <http://www.sec.gov>. Xicor’s proxy statement/prospectus and such other documents may also be obtained for free from Intersil or from Xicor, as applicable, by directing such request to Intersil

Corporation, General Counsel, 7585 Irvine Center Drive, Suite 100, Irvine, CA 92618, Telephone: (949) 341-7062; or to Xicor, Inc., Attention: Corporate Secretary, 933 Murphy Ranch Road, Bldg. 4, Milpitas, CA 95035, Telephone: (408) 432-8888.